FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending October 05, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




Further to the announcement of Professor Sir Roy Anderson's appointment to the Board of GlaxoSmithKline plc, the following details are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on his appointment with effect 1 October 2007.

Professor Anderson has not been a director of a publicly quoted company during the past five years.

Professor Anderson does not hold, or have any interests in, any GlaxoSmithKline plc Ordinary shares or American Depositary Shares.

Professor Anderson has no details to disclose in respect of LR 9.6.13R (2) to
(6) of the Financial Services Authority's Listing Rules.



S M Bicknell
Company Secretary
5 October 2007






SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 05, 2007                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc